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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                                                  Commission File Number 0-16365



                           NOTIFICATION OF LATE FILING



(Check One):   [ ] Form 10-K  [ ] From 11-K  [ ] Form 20-F  [X] Form 10-Q
               [ ] Form N-SAR


For Period Ended:  August 31, 1996
                   ---------------

[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I.  REGISTRANT INFORMATION


Full name of registrant  CHINA INDUSTRIAL GROUP, INC.
                         ----------------------------
Former name if applicable
                          ---------------------------
Address of principal executive office (Street and number): 18 HARBOUR ROAD
                                                           ---------------
City, State and Zip Code WANCHAI, HONG KONG
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                        PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to the various issues raised as a result of the Registrant's sale of a business and the acquisition of another business completed at the end of May 1996, and the fact that certain of the operative transaction documents had to be translated from Chinese into English, additional time is required to complete the Registrant's audit.


                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Maria Allen, Esq.                             (212) 907-0700
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              (Name)                              (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? Form 10-K for the fiscal year ended May 31, 1996 and the financial statements required to be filed with the Registrant's report on Form 8-K filed on June 6, 1996 have not yet been filed.

                                                                [ ] Yes   [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Due to the fact that the Registrant's audit has not been completed, it is not possible at this time to make a reasonable estimate of the results.


                                                                [X] Yes   [ ] No



                                   CHINA INDUSTRIAL GROUP, INC.


Date   October 16, 1996                 By  /s/ Scott G. Schiller
      -----------------------               ------------------------------------
                                        Name:  Scott G. Schiller
                                        Title: Executive Vice President